Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Reports First Quarter 2021 Unaudited Financial Results

(Beijing – May 18, 2021)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Net revenues were RMB20.5 billion (US$3.1 billion), an increase of 20.2% compared with the first quarter of 2020.

•	Online game services net revenues were RMB15.0 billion (US$2.3 billion), an increase of 10.8% compared with the first quarter of 2020.

•	Youdao net revenues were RMB1.3 billion (US$204.5 million), an increase of 147.5% compared with the first quarter of 2020.

•	Innovative businesses and others net revenues were RMB4.2 billion (US$640.4 million), an increase of 39.7% compared with the first quarter of 2020.

•	Gross profit was RMB11.1 billion (US$1.7 billion), an increase of 17.9% compared with the first quarter of 2020.

•	Total operating expenses were RMB6.8 billion (US$1.0 billion), an increase of 38.6% compared with the first quarter of 2020.

•	Net income attributable to the Company’s shareholders was RMB4.4 billion (US$677.5 million). Non-GAAP net income attributable to the Company’s shareholders was RMB5.1 billion (US$775.5 million). [1]

•	Basic net income per share was US$0.20 (US$1.01 per ADS). Non-GAAP basic net income per share was US$0.23 (US$1.16 per ADS). [1]

First Quarter 2021 and Recent Operational Highlights

•	Attracted new users and expanded portfolio with new game introductions including:

•	Revelation mobile game, Yu-Gi-Oh! Duel Links, Elysium of Legends and Pokémon Quest, all of which were well received after their launches.

•	Infinite Lagrange in European markets in late April, with plans for additional market introductions in the near-term.

•	Delivered strong performances from longstanding flagship titles including the Fantasy Westward Journey and Westward Journey Online series, and maintained popularity of other hit titles including Life-After, Invincible and Onmyoji.

•	Progressed strong game pipeline with thrilling titles planned for launch in the coming months including Harry Potter: Magic Awakened, The Lord of the Rings: Rise to War, Nightmare Breaker, Diablo® Immortal™ and Ghost World Chronicle.

•	Advanced Youdao’s learning services and learning products, increasing Youdao’s net revenues by 147.5% year-over-year to RMB1.3 billion (US$204.5 million), and drove operating efficiency with total gross profit margin reaching 57.3% in the first quarter of 2021, the highest level since Youdao’s IPO in October 2019.

“2021 is off to a strong start with our total net revenues climbing to RMB20.5 billion, up approximately 20% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Net revenues from our online game services grew to RMB15.0 billion in the first quarter supported by the impressive longevity of our time-honored flagship games, as well as newer titles that broaden and diversify our games portfolio. As we near the launch of additional exciting new titles for global audiences in the coming months, we are confident we can deepen our international market presence. Our other businesses also performed well in the first quarter, with solid year-over-year net revenues growth from Youdao, NetEase Cloud Music and Yanxuan in the first quarter. Leveraging our innovation and technical skills, we plan to bring even more creative products and high-quality services to our users,” Mr. Ding concluded.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non- GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

First Quarter 2021 Financial Results

Net Revenues

Net revenues were RMB20,517.2 million (US$3,131.5 million) for the first quarter of 2021, compared to RMB19,761.7 million and RMB17,062.4 million for the preceding quarter and the first quarter of 2020, respectively.

Net revenues from online game services were RMB14,981.8 million (US$2,286.7 million) for the first quarter of 2021, compared to RMB13,400.2 million and RMB13,518.2 million for the preceding quarter and the first quarter of 2020, respectively. Net revenues from mobile games accounted for approximately 72.8% of net revenues from online game services for the first quarter of 2021, compared to 72.4% and 70.3% for the preceding quarter and the first quarter of 2020, respectively.

Net revenues from Youdao were RMB1,339.9 million (US$204.5 million) for the first quarter of 2021, compared to RMB1,106.8 million and RMB541.4 million for the preceding quarter and the first quarter of 2020, respectively.

Net revenues from innovative businesses and others were RMB4,195.6 million (US$640.4 million) for the first quarter of 2021, compared to RMB5,254.8 million and RMB3,002.7 million for the preceding quarter and the first quarter of 2020, respectively.

Gross Profit

Gross profit was RMB11,052.6 million (US$1,687.0 million) for the first quarter of 2021, compared to RMB9,927.8 million and RMB9,377.6 million for the preceding quarter and the first quarter of 2020, respectively.

The quarter-over-quarter and year-over-year increases in online game services gross profit were mainly due to increased net revenues from both mobile and PC games, including the newly launched Revelation mobile game and other existing games.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily attributable to the significant increase in net revenues, improved economies of scale, and faculty compensation structure optimization for its learning services.

The quarter-over-quarter decrease in innovative businesses and others gross profit was primarily due to a decrease in gross profit from advertising services due to seasonality. The year-over-year increase was primarily due to the improved performance of NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services was 64.6% for the first quarter of 2021, compared to 63.1% and 64.1% for the preceding quarter and the first quarter of 2020, respectively. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as self-developed and licensed games.

Gross profit margin for Youdao was 57.3% for the first quarter of 2021, compared to 47.5% and 43.5% for the preceding quarter and the first quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were mainly due to the significant increase in net revenues, improved economies of scale, and faculty compensation structure optimization for its learning services.

Gross profit margin for innovative businesses and others was 14.4% for the first quarter of 2021, compared to 18.0% and 15.8% for the preceding quarter and the first quarter of 2020, respectively. The quarter-over-quarter decrease was primarily due to seasonality.

Operating Expenses

Total operating expenses were RMB6,777.1 million (US$1,034.4 million) for the first quarter of 2021, compared to RMB6,915.8 million and RMB4,891.2 million for the preceding quarter and the first quarter of 2020, respectively. The quarter-over-quarter decrease was mainly due to lower marketing expenditures related to online game services and innovative businesses and others. The year-over-year increase was mainly due to increased marketing expenditures related to Youdao and other businesses, as well as higher staff-related costs and research and development investments.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment (losses)/ income, interest income, exchange gains/ (losses) and others. The quarter-over-quarter increase was mainly due to unrealized exchange gains arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods, as well as investment income arising from fair value changes of equity investments with readily determinable fair value. The year-over-year increase was mainly due to investment income arising from fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB1,273.4 million (US$194.4 million) for the first quarter of 2021, compared to RMB552.7 million and RMB1,082.0 million for the preceding quarter and the first quarter of 2020, respectively. The effective tax rate for the first quarter of 2021 was 22.0%, compared to 37.2% and 21.5% for the preceding quarter and the first quarter of 2020, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB4,439.2 million (US$677.5 million) for the first quarter of 2021, compared to RMB975.7 million and RMB3,551.0 million for the preceding quarter and the first quarter of 2020, respectively.

Non-GAAP net income attributable to the Company’s shareholders for the first quarter of 2021 totaled RMB5,080.7 million (US$775.5 million), compared to RMB1,597.9 million and RMB4,212.9 million for the preceding quarter and the first quarter of 2020, respectively.

NetEase reported basic net income of US$0.20 per share (US$1.01 per ADS) for the first quarter of 2021, compared to US$0.04 per share (US$0.22 per ADS) and US$0.17 per share (US$0.84 per ADS) for the preceding quarter and the first quarter of 2020, respectively.

NetEase reported non-GAAP basic net income of US$0.23 per share (US$1.16 per ADS) for the first quarter of 2021, compared to US$0.07 per share (US$0.36 per ADS) and US$0.20 per share (US$1.00 per ADS) for the preceding quarter and the first quarter of 2020, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0600 per share (US$0.3000 per ADS) for the first quarter of 2021, to holders of ordinary shares and holders of ADSs as of the close of business on June 3, 2021, Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on June 3, 2021 (Hong Kong Time). The payment date is expected to be on June 15, 2021 for holders of ordinary shares and on or around June 18, 2021 for holders of ADSs.

NetEase paid a dividend of US$0.0464 per share (US$0.2320 per ADS) for the first quarter of 2020 in June 2020, a dividend of US$0.0594 per share (US$0.2970 per ADS) for the second quarter of 2020 in September 2020, a dividend of US$0.0390 per share (US$0.1950 per ADS) for the third quarter of 2020 in December 2020 and a dividend of US$0.0120 per share (US$0.0600 per ADS) for the fourth quarter of 2020 in March 2021.

The Company’s policy is to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2021, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB106,249.6 million (US$16,216.9 million), compared to RMB100,099.6 million as of December 31, 2020. Cash flows generated from operating activities was RMB5,542.7 million (US$846.0 million) for the first quarter of 2021, compared to RMB8,214.2 million and RMB6,500.6 million for the preceding quarter and the first quarter of 2020, respectively.

Share Repurchase Program

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. On May 19, 2020, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. At the end of this program on March 1, 2021, approximately 22.8 million ADSs had been repurchased for a total cost of US$1.8 billion.

On February 25, 2021, the Company announced that its board of directors had approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. The extent to which NetEase repurchases its ADSs and ordinary shares will depend upon a variety of factors, including market conditions. This program may be suspended or discontinued at any time. As of March 31, 2021, approximately 1.3 million ADSs had been repurchased under this program for a total cost of US$0.1 billion.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5518 on March 31, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2021, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 a.m. New York Time on May 18, 2021 (Beijing/Hong Kong Time: 8:00 p.m., May 18, 2021). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8193 and providing conference ID: 4996242, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 4996242#. The replay will be available through May 31, 2021.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	9,117,219	8,790,990	1,341,767
Time deposits	71,079,327	75,612,492	11,540,720
Restricted cash	3,051,386	3,236,255	493,949
Accounts receivable, net	4,576,445	5,056,686	771,801
Inventories, net	621,207	874,702	133,506
Prepayments and other current assets, net	6,112,433	6,851,353	1,045,721
Short-term investments	13,273,026	15,106,079	2,305,638
Total current assets	107,831,043	115,528,557	17,633,102

Non-current assets:
Property, equipment and software, net	4,555,406	4,651,507	709,959
Land use right, net	4,178,257	4,156,448	634,398
Deferred tax assets	1,086,759	1,042,468	159,112
Time deposits	6,630,000	6,740,000	1,028,725
Other long-term assets, net	17,593,117	18,384,896	2,806,082
Total non-current assets	34,043,539	34,975,319	5,338,276
Total assets	141,874,582	150,503,876	22,971,378

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,134,413	1,070,965	163,461
Salary and welfare payables	3,538,732	2,328,788	355,442
Taxes payable	4,282,835	5,841,401	891,572
Short-term loans	19,504,696	21,827,017	3,331,453
Deferred revenue	10,945,143	11,686,081	1,783,644
Accrued liabilities and other payables	7,337,672	7,893,542	1,204,790
Total current liabilities	46,743,491	50,647,794	7,730,362

Non-current liabilities:
Deferred tax liabilities	713,439	997,222	152,206
Other long-term payable	623,728	737,929	112,630
Total non-current liabilities	1,337,167	1,735,151	264,836
Total liabilities	48,080,658	52,382,945	7,995,198

Redeemable noncontrolling interests	10,796,120	10,942,787	1,670,196

NetEase, Inc.’s shareholders’ equity	82,126,798	85,706,495	13,081,366
Noncontrolling interests	871,006	1,471,649	224,618
Total shareholders’ equity	82,997,804	87,178,144	13,305,984

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	141,874,582	150,503,876	22,971,378

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Net revenues	17,062,367	19,761,738	20,517,211	3,131,538
Cost of revenues	(7,684,745)	(9,833,976)	(9,464,572)	(1,444,576)
Gross profit	9,377,622	9,927,762	11,052,639	1,686,962
Operating expenses:
Selling and marketing expenses	(1,863,071)	(3,076,499)	(2,766,682)	(422,278)
General and administrative expenses	(885,434)	(809,956)	(950,194)	(145,028)
Research and development expenses	(2,142,649)	(3,029,376)	(3,060,189)	(467,076)
Total operating expenses	(4,891,154)	(6,915,831)	(6,777,065)	(1,034,382)
Operating profit	4,486,468	3,011,931	4,275,574	652,580
Other income/ (expenses):
Investment (losses)/ income, net	(109,731)	(271,866)	695,298	106,123
Interest income, net	345,184	410,001	388,928	59,362
Exchange gains/ (losses), net	244,057	(1,801,891)	279,319	42,632
Other, net	66,708	139,321	147,967	22,584
Income before tax	5,032,686	1,487,496	5,787,086	883,281
Income tax	(1,082,033)	(552,661)	(1,273,408)	(194,360)
Net income	3,950,653	934,835	4,513,678	688,921

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(386,019)	(131,604)	(143,827)	(21,952)
Net (income)/ loss attributable to noncontrolling interests	(13,628)	172,471	69,301	10,577
Net income attributable to the Company’s shareholders	3,551,006	975,702	4,439,152	677,546

Net income per share *
Basic	1.10	0.29	1.33	0.20
Diluted	1.08	0.29	1.31	0.20

Net income per ADS *
Basic	5.49	1.45	6.63	1.01
Diluted	5.42	1.43	6.53	1.00

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,231,395	3,362,793	3,349,638	3,349,638
Diluted	3,273,999	3,411,169	3,399,981	3,399,981

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,950,653	934,835	4,513,678	688,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	690,057	962,526	819,830	125,131
Fair value changes of equity security investments	327,040	559,104	(477,597)	(72,896)
Impairment losses of investments and other intangible assets	6,600	51,795	-	-
Fair value changes of short-term investments	(153,106)	(118,945)	(118,004)	(18,011)
Share-based compensation cost	665,814	628,979	650,253	99,247
Allowance for/ (reversal of) expected credit losses	49,939	(5,888)	13,604	2,076
Losses/(gains) on disposal of property, equipment and software	37	2,730	(159)	(24)
Unrealized exchange (gains) / losses	(242,508)	1,796,532	(274,047)	(41,828)
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(15,433)	178	(7,323)	(1,118)
Deferred income taxes	212,848	(74,041)	328,075	50,074
Share of results on equity method investees and revaluation gains from previously held equity interest	(46,211)	(216,528)	(51,892)	(7,920)
Changes in operating assets and liabilities:
Accounts receivable	(430,535)	355,495	(484,343)	(73,925)
Inventories	88,440	(96,499)	(253,495)	(38,691)
Prepayments and other assets	(1,103,798)	791,254	(785,224)	(119,848)
Accounts payable	(98,679)	136,213	(60,654)	(9,257)
Salary and welfare payables	(537,907)	1,382,442	(1,226,155)	(187,148)
Taxes payable	1,234,078	220,244	1,558,618	237,892
Deferred revenue	1,379,126	568,704	740,938	113,089
Accrued liabilities and other payables	524,194	335,117	656,564	100,211
Net cash provided by operating activities	6,500,649	8,214,247	5,542,667	845,975

Cash flows from investing activities:
Purchase of property, equipment and software	(164,320)	(303,347)	(329,746)	(50,329)
Proceeds from sale of property, equipment and software	772	7,895	1,519	232
Purchase of intangible assets, content and licensed copyrights	(306,835)	(333,507)	(426,133)	(65,041)
Net change in short-term investments with terms of three months or less	(780,535)	(2,257,404)	3,332,610	508,656
Purchase of short-term investments	(10,070,000)	(2,200,000)	(7,905,000)	(1,206,539)
Proceeds from maturities of short-term investments	6,887,976	3,597,659	2,857,341	436,115
Investment in long-term investments and acquisition of subsidiaries	(205,005)	(1,034,392)	(558,441)	(85,235)
Proceeds from disposal of long-term investments, businesses and subsidiaries	196,952	93,926	198,900	30,358
Placement/rollover of matured time deposits	(11,667,487)	(14,720,632)	(15,722,749)	(2,399,760)
Proceeds from maturities of time deposits	13,640,617	18,246,875	11,481,135	1,752,364
Change in other long-term assets	(10,522)	(52,092)	(54,653)	(8,342)
Net cash (used in)/ provided by investing activities	(2,478,387)	1,044,981	(7,125,217)	(1,087,521)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term loans	100,000	607,043	236,916	36,160
Payment of short-term loans	(98,395)	(361,973)	(167,700)	(25,596)
Net changes in short-term loans with terms of three months or less	2,539,570	(2,152,677)	2,122,041	323,887
Net amounts paid for issuance of shares in Hong Kong	-	(171,440)	(13,800)	(2,106)
(Repurchase of) / capital injection from noncontrolling interests and redeemable noncontrolling interests shareholders, net	(447,632)	10,609	1,507,049	230,021
Cash paid for repurchase of NetEase's/ purchase of Youdao's ADSs	(2,560,897)	(3,445,930)	(2,018,467)	(308,078)
Dividends paid to shareholders	(926,545)	(861,211)	(260,842)	(39,812)
Net cash (used in) / provided by financing activities	(1,393,899)	(6,375,579)	1,405,197	214,476

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	74,100	(67,229)	35,993	5,494
Net increase / (decrease) in cash, cash equivalents and restricted cash	2,702,463	2,816,420	(141,360)	(21,576)
Cash, cash equivalents and restricted cash, at the beginning of the period	6,397,860	9,352,185	12,168,605	1,857,292
Cash, cash equivalents and restricted cash, at end of the period	9,100,323	12,168,605	12,027,245	1,835,716
Less: Cash, cash equivalents and restricted cash of held for sale at end of the period	371	-	-	-
Cash, cash equivalents and restricted cash at end of the period	9,099,952	12,168,605	12,027,245	1,835,716

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	202,044	347,389	550,191	83,976
Cash paid for interest expense	96,711	46,177	43,902	6,701

The accompanying notes are an integral part of this announcement.

NETEASE, INC.
UNAUDITED SEGMENT INFORMATION
(in thousands, except percentages)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	13,518,244	13,400,182	14,981,784	2,286,667
Youdao	541,388	1,106,796	1,339,867	204,503
Innovative businesses and others	3,002,735	5,254,760	4,195,560	640,368
Total net revenues	17,062,367	19,761,738	20,517,211	3,131,538

Cost of revenues:
Online game services	(4,851,831)	(4,942,484)	(5,302,713)	(809,352)
Youdao	(305,663)	(581,327)	(572,415)	(87,367)
Innovative businesses and others	(2,527,251)	(4,310,165)	(3,589,444)	(547,857)
Total cost of revenues	(7,684,745)	(9,833,976)	(9,464,572)	(1,444,576)

Gross profit:
Online game services	8,666,413	8,457,698	9,679,071	1,477,315
Youdao	235,725	525,469	767,452	117,136
Innovative businesses and others	475,484	944,595	606,116	92,511
Total gross profit	9,377,622	9,927,762	11,052,639	1,686,962

Gross profit margin:
Online game services	64.1%	63.1%	64.6%	64.6%
Youdao	43.5%	47.5%	57.3%	57.3%
Innovative businesses and others	15.8%	18.0%	14.4%	14.4%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.5518 on the last trading day of March 2021 (March 31, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	207,915	181,871	187,926	28,683
Operating expenses
- Selling and marketing expenses	24,811	24,892	24,231	3,698
- General and administrative expenses	230,371	214,730	229,603	35,044
- Research and development expenses	202,717	207,486	208,493	31,822

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	3,551,006	975,702	4,439,152	677,546
Add: Share-based compensation	661,871	622,185	641,534	97,917
Non-GAAP net income attributable to the Company’s shareholders	4,212,877	1,597,887	5,080,686	775,463

Non-GAAP net income per share *
Basic	1.30	0.48	1.52	0.23
Diluted	1.29	0.47	1.49	0.23

Non-GAAP net income per ADS *
Basic	6.52	2.38	7.58	1.16
Diluted	6.43	2.34	7.47	1.14

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.